UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-32362

Otelco Inc.

(Exact name of registrant as specified in its charter)

505 Third Avenue East, Oneonta, Alabama, (205) 625-3574

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Income Deposit Securities (representing shares of Class A Common Stock, $0.01 par value per share, and 13% Senior Subordinated Notes due 2019) (See Note 1 Below)

(Title of each class of securities covered by this Form)

Class A Common Stock, $0.01 par value per share (See Note 2 Below)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Note 1: This Certification and Notice on Form 15 relates to Income Deposit Securities (“IDSs”) of Otelco Inc. (the “Company”) that were originally registered on a Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2004, as amended on June 27, 2008. Each IDS consisted of one share of the Company’s old Class A Common Stock, $0.01 par value per share (the “Old Common Stock”), and $7.50 principal amount of the Company’s 13% Senior Subordinated Notes due 2019 (the “Notes”). On May 6, 2013, the United States Bankruptcy Court for the District of Delaware entered an order confirming the joint prepackaged plan of reorganization of the Company and its direct and indirect subsidiaries (the “Plan”). On May 24, 2013 (the “Effective Date”), the Plan became effective and was consummated. On the Effective Date, all outstanding Old Common Stock and Notes, including the Old Common Stock and Notes constituting part of the IDSs, were cancelled.

Note 2: Represents the new Class A Common Stock, $0.01 par value per share (the “New Common Stock”), of the Company that was registered on a Form 8-A filed with the SEC on May 24, 2013. The New Common Stock was authorized pursuant to the Amended and Restated Certificate of Incorporation of the Company that was filed with the Secretary of State of the State of Delaware on May 24, 2013. As a result of the consummation of the Plan and the transactions contemplated thereby, the rights of the holders of the New Common Stock may be fundamentally different from the rights of the holders of the Old Common Stock. Consequently, the New Common Stock may be deemed to be a different class of securities than the Old Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934 Otelco Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 24, 2013	By:	/s/ Curtis L. Garner, Jr.
Curtis L. Garner, Jr. Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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